AB
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[redacted]

08032539

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36996

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cales Investments, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 North Lincoln Street
(No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hermann J. Vohs (303) 756-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

PROCESSED
SEP 05 2008
THOMSON REUTERS

SEC
Mail Processing
Section
AUG 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/4

OATH OR AFFIRMATION

I, Hermann J. Vohs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cales Investments, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

NOTARY PUBLIC
ANDREW GAUTREAU
STATE OF COLORADO

My Comm. Expires [illegible]

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALES INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2008

CALES INVESTMENTS, INC.

TABLE OF CONTENTS

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Cales Investments, Inc.

We have audited the accompanying statement of financial condition of Cales Investments, Inc. as of June 30, 2008, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cales Investments, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 15, 2008

Member of msi Global Alliance
Independent Legal & Accounting Firms

CALES INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Cash	$	2,160
Commissions receivable		21,399
Clearing deposit		17,276
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $83,474		164
Marketable securities, at fair value		442
Other assets		1,524
	$	**42,965**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	19,734
Accrued expenses		12,948
Total liabilities		32,682
COMMITMENTS AND CONTINGENCIES (Notes 2 and 6)		
SHAREHOLDERS' EQUITY (Notes 4 and 5):		
Series A preferred stock, $1.00 par value; 1,000,000 shares authorized: no shares issued		-
Series B preferred stock, $1.00 par value; 10,000 shares authorized: 3,403 shares issued and outstanding		3,403
Common stock, 1,000,000 shares authorized: $.01 par value: 3,897 shares issued and outstanding		39
Additional paid-in capital		439,943
Deficit		(433,102)
Total shareholders' equity		10,283
	$	**42,965**

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2008

REVENUE:		
Commissions (Note 1)	$	471,606
Trade charges and management fees		29,478
Trading losses, net		(17,993)
Other		36,943
Total revenue		520,034
EXPENSES:		
Salaries, wages and related costs		223,163
General and administrative		119,108
Clearing charges		99,418
Consulting, related party (Note 2)		26,066
Occupancy and equipment costs (Note 2)		22,000
Commissions and fees		14,027
Legal and professional		8,098
Travel and entertainment		3,130
Total expenses		515,010
NET INCOME	**$**	**5,024**

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2008

	Preferred Stock				Common Stock		Additional	
	Series A		Series B				Pain-In	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit
BALANCE, June 30, 2007	-	$ -	3,500	$ 3,500	3,897	$ 39	$ 449,546	$ (438,126)
Issuance of Series B preferred stock (Note 5)	-	-	80	80	-	-	7,920	-
Repurchase of Series B preferred stock (Note 5)	-	-	(177)	(177)	-	-	(17,523)	-
Net income	-	-	-	-	-	-	-	5,024
BALANCE, June 30, 2008	-	$ -	3,403	$ 3,403	3,897	$ 39	$ 439,943	$ (433,102)

The accompanying notes are an integral part of this statement.

CALES INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 5,024
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in commissions receivable	(13,375)
Increase in clearing deposit	(232)
Decrease in due from employee	7,050
Increase in marketable securities	(442)
Increase in other assets	(1,024)
Increase in trade accounts payable	3,389
Increase in accrued expenses	2,657
Net cash provided by operating activities	3,047
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of preferred stock series B	8,000
Repurchase of preferred stock series B	(17,700)
Net cash used in financing activities	(9,700)
NET DECREASE IN CASH	(6,653)
CASH, at beginning of year	8,813
CASH, at end of year	$ 2,160

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Cales Investments, Inc., (the "Company") a Texas corporation and a majority-owned subsidiary of Cales International, Inc. (the "Parent"), was incorporated on July 1, 1987, and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The majority of the Company's customers are in Germany. The Company also has customers in Colorado, Wyoming, New Mexico and Texas.

Securities inventory and revenue recognition

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Revenues and related expenses on a trade date basis would not be materially different.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on straight-line and accelerated methods based on estimated lives of the related assets ranging from 3 to 7 years.

Income taxes

The Company files a consolidated federal income tax return with its Parent. Each entity is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006. However, on February 1, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-2 entitled

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (concluded)

"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" (FSP FIN 48-2) which deferred the effective date of FIN 48, for nonpublic enterprises included within the scope of FSP FIN 48-2, to the annual financial statements for fiscal years beginning after December 15, 2007. The Company has elected to defer implementation of FIN 48 until January 1, 2008, in accordance with the provisions of FSP FIN 48-2. The implementation of FIN 48 is not expected to have a material impact on the Company's financial statements.

Statement of cash flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Fair value of financial instruments

The Company's financial instruments, including cash, commissions and other receivables, clearing deposit, other assets, trade accounts payable, commissions payable and other accrued expenses are carried at fair value or contracted amounts that approximate fair value based on their short-term maturities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

During the year ended June 30, 2008, the Company paid $26,066 to its Parent for consulting services. The Company reimburses the president of the Parent for office space and equipment provided to the Company. The Company paid the president of the parent $22,000 during the year ended June 30, 2008 for these services.

NOTE 3 - INCOME TAXES

For the year ended June 30, 2008, the Company utilized approximately $5,600 of its net operating loss carryforward to offset taxes currently due. The Company has a remaining net operating loss carryforward of approximately $322,000 for income tax purposes, of which approximately $36,000 expires in 2019, $59,000 in 2020, $132,000 in 2021, $65,000 in 2022, $4,000 in 2023 and $26,000 in 2024. This net operating loss carryforward may result in future income tax benefits of approximately

NOTE 3 - INCOME TAXES

For the year ended June 30, 2008, the Company utilized approximately $5,600 of its net operating loss carryforward to offset taxes currently due. The Company has a remaining net operating loss carryforward of approximately $322,000 for income tax purposes, of which approximately $36,000 expires in 2019, $59,000 in 2020, $132,000 in 2021, $65,000 in 2022, $4,000 in 2023 and $26,000 in 2024. This net operating loss carryforward may result in future income tax benefits of approximately $110,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2008 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets	$ 110,000
Valuation allowance	(110,000)
	$ -

The valuation allowance for deferred tax assets was decreased by $2,000 during the year ended June 30, 2008.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2008, the Company had net capital and net capital requirements of $8,529 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.83 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - SHAREHOLDERS' EQUITY

The preferred stock of the Company consists of the following:

Series A preferred stock; nonvoting; noncumulative; nondividend-bearing; nonconvertible; not subject to sinking fund requirements; preference in liquidation of $51.47 per share; subject to redemption at $51.47 per share.

NOTE 6 - RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of June 30, 2008 the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients"), through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of the securities decline subsequent to the purchase.

The Company bears the risk of financial failure by its clearing broker. If the broker should cease doing business, the Company's receivable and clearing deposit from this clearing broker could be subject to forfeiture.

SUPPLEMENTARY SCHEDULE

CALES INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2008

CREDIT:		
Shareholders' equity	$	10,283
DEBITS:		
Fixed assets, net		164
Other assets		1,524
Total debits		1,688
NET CAPITAL BEFORE HAIRCUTTS		8,595
Haircuts on marketable securities		66
NET CAPITAL		8,529
Minimum requirements of 6-2/3% of aggregate indebtedness of $32,682 or $5,000, whichever is greater		5,000
Excess net capital	**$**	**3,595**
AGGREGATE INDEBTEDNESS		
Accounts payable	$	19,734
Accrued expenses		12,948
Total aggregate indebtedness	**$**	**32,682**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.83 to 1**

See the accompanying Independent Auditors' Report.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

JUNE 30, 2008

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	9,553
Adjustments:		
Increase in non-allowable assets		(1,024)
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5(d)	**$**	**8,529**

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

The Board of Directors of
Cales Investments, Inc.

In planning and performing our audit of the financial statements and supplementary information of Cales Investments, Inc. (the "Company") for the year ended June 30, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cales Investments, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of msi Global Alliance Independent Legal & Accounting Firms

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Cales Investments, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

In addition, our review indicated that Cales Investments, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
August 15, 2008

END